CLEARY GOTTLIEB STEEN & HAMILTON LLP

AVOCATS AU BARREAU DE PARIS
12, RUE DE TILSITT
75008 PARIS
01 40 74 68 00
FAX
01 45 63 66 37
WWW.CLEARYGOTTLIEB.COM

NEW YORK
WASHINGTON, DC
BRUSSELS
LONDON
MOSCOW
FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
BEIJING

ROGER J. BENRUBI
SENIOR COUNSEL
JEAN-MICHEL TRON
MEMBRE DU CONSEIL DE L'ORDRE
JEAN-PIERRE VIGNAUD
GILLES ENTRAYGUES
ROBERT BORDEAUX-GROULT
FRANÇOIS JONEMANN
RUSSELL H. POLLACK
ARNAUD DE BROSSES
[redacted]
RNSTEIN
HABERT
AUD
ZER
NET
GARTNER
MARIE-LAURENCE TIBI
VALÉRIE LEMAITRE
CATHERINE PEULVÉ
SOPHIE DE BEER
CLAUDIA ANNACKER
SERGIO SORINAS-JIMENO
COUNSEL

September 13, 2006

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
United States of America

File No. 82-34771

Attention: Filing Desk

Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Andrew Bernstein

Enclosures

cc: Monika Poizat, Emmanuelle Yannakis, Crédit Agricole S.A.
Andrew Bernstein, Cleary, Gottlieb, Steen & Hamilton (no enclosures)

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY THE BANK THROUGH AUGUST 31, 2006

1. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

    1.1 Summary of assets and liabilities as at June 30, 2006, published on August 11, 2006.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

    2.1 Materials relating to the U.S.$20,000,000,000 Euro Medium Term Note Program.

    A. Final Terms relating to the issuance of EUR 100,000,000 Index Linked Interest Notes due 2018, dated August 8, 2006.

    B. Final Terms relating to the issuance of EUR 100,000,000 Index Linked Interest Notes due 2018, dated August 10, 2006.

    C. Final Terms relating to the issuance of USD 10,000,000 Callable Fixed and Floating Rate Notes due August 2016, dated August 17, 2006.

    D. Final Terms relating to the issuance of USD 200,000,000 Floating Rate Notes due February 2008, dated August 17, 2006.

3. OTHER PUBLIC DISCLOSURE

    3.1 Press releases through August 31, 2006.

    3.2 Declarations by Crédit Agricole listing transactions in its own shares:

    A. Declaration regarding transactions on July 31, 2006, registered with the AMF on July 31, 2006.

    B. Declaration regarding transactions between August 16, 2006 and August 22, 2006, registered with the AMF on August 22, 2006.

English translation from French

Crédit Agricole S.A. BALO Notice published August 11, 2006

CREDIT AGRICOLE S.A.

A French *société anonyme* with a capital of €4,491,966,903
Registered office: 91–93, boulevard Pasteur, 75015 Paris
Registry of Commerce and Companies: 784 608 416 Paris – APE: 65.1 D
Siret: 784 608 416 00011

Financial Position as at June 30, 2006.
(€ thousands)

Assets	Amount
Cash, due from central banks and French postal system	1,098,068
Treasury bills and similar items	4,870,970
Due from banks	46,582,774
Crédit Agricole internal transactions	199,962,494
Customer-related items	3,140,674
Bonds and other fixed-income securities	14,790,579
Shares and other variable-income securities	5,042,613
Investments and other long-term securities	11,867,135
Investments in non-consolidated affiliates	37,552,886
Intangible assets, bank premises and equipment	194,000
Other assets	10,982,441
Sundry accounts and prepaid expenses	10,142,891
Total assets	346,227,525

Liabilities and sharholders' equity	Amount
Due to central banks and current accounts with French postal system	2,241
Due to banks	38,767,907
Crédit Agricole internal transactions	15,347,540
Customer-related transactions	165,758,224
Debts represented by a security	62,210,313
Other liabilities	4,577,839
Sundry accounts and unearned income	14,046,369
General risks and liabilities reserves	1,553,979
Subordinated debt and equity loans	22,258,899
Fund for general banking risks (FGBR)	714,181
Shareholders' equity (excl. FGBR)	20,990,033
Share capital	4,491,967
Additional paid-in capital	12,583,784
Reserves	2,737,753

Regulated provisions and investment grants	862
Retained earnings	1,175,667
Total liabilities and shareholders' equity	346,227,525

Off-balance sheet items	Amount
Guarantees and commitments given	21,669,298
Financing commitments given	2,863,352
Guarantees given	18,805,946
Commitments	0
Guarantees and commitments received	2,654,823
Financing commitments received	2,632,792
Guarantess received	22,031
Commitments on securities	0

Cumulative Financial Position of the 41 Crédit Agricole regional banks
(€ thousands)

Assets	Amount
Cash, due from central banks and French postal system	3,816,853
Treasury bills and similar items	415,051
Due from banks	1,873,667
Crédit Agricole internal transactions	18,304,319
Due from customers	274,854,218
Bonds and other fixed-income securities	7,042,425
Shares and other variable-income securities	12,966,588
Investments and other long-term securities	12,054,588
Investments in non-consolidated affiliates	1,020,070
Intangible assets, bank premises and equipment	2,779,663
Other assets	2,751,612
Sundry accounts and prepaid expenses	5,123,343
Total assets	343,002,397

Liabilities and sharholders' equity	Amount
Due to central banks and current accounts with French postal system	242
Due to banks	1,003,307
Crédit Agricole internal transactions	200,803,765
Customer-related transactions	74,403,165
Debts represented by a security	16,695,716
Other liabilities	2,283,344
Sundry accounts and unearned income	6,007,067
General risks and liabilities reserves	3,947,551
Mutual security deposits	3,127
Subordinated debt and equity loans	3,191,312
Fund for general banking risks (FGBR)	1,102,699
Shareholders' equity (excl. FGBR)	33,561,102

Share capital	4,058,054
Additional paid-in capital	9,220,217
Reserves	20,413,053
Regulated provisions and investment grants	17,295
Retained earnings	-147,517
Total liabilities and shareholders' equity	343,002,397

Off-balance sheet items	**Amount**
Guarantees and commitments given	60,946,079
Financing commitments given	52,259,807
Guarantees given	8,414,055
Commitments	272,217
Guarantees and commitments received	53,364,358
Financing commitments received	1,813,241
Guarantess received	51,349,596
Commitments on securities	201,521

Exhibit 2.1 A

2

Pricing Supplement relating to the issuance of EUR 100,000,000

Index Linked Interest Notes due 2018

August 8, 2006

Final Terms dated 8 August 2006

Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 148
TRANCHE NO: 1
Issue of EUR 100,000,000 Index Linked Interest Notes due 2018 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Dealer: CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006 and 10 July 2006 which, together, constitute a base prospectus (the "Base Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	148
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		EUR
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 100,000,000
	(iii)	Tranche:	EUR 100,000,000
5	Issue Price:		100 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 50,000

7	(i) Issue Date:	10 August 2006
	(ii) Interest Commencement Date	Issue Date
8	Maturity Date:	10 August 2018
9	Interest Basis:	Index Linked Interest (further particulars specified below)
10	Redemption/Payment Basis**:	Redemption at par
11	Charge of Interest or Redemption/Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	(i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**	Not Applicable
16	**Floating Rate Note Provisions**	Not Applicable
17	**Zero Coupon Note Provisions**	Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**	Applicable. Each Note shall bear interest on its outstanding nominal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at a rate of interest determined by the Calculation Agent in accordance with the provisions set forth under the Section 2/ "*Index Linked Interest Note Provisions*" of the Appendix hereto. Such interest amount will be payable annually in arrear
	(i) Index/Formula/other variable:	See Appendix
	(ii) Calculation Agent responsible for calculating the interest due:	CALYON
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable	

		is impossible or impracticable or otherwise disrupted:	See Appendix
	(iv)	Interest Period(s):	Each twelve-month period from (and including) the Interest Commencement Date to (but excluding) the Maturity Date
	(v)	Determination Dates:	Not Applicable
	(vi)	Specified Interest Payment Dates:	10 August in each year from 10 August 2007 to 10 August 2018 (each an "Index Linked Interest Payment Date$_{(i)}$", it being understood that the Index Linked Interest Payment Date$_{(1)}$ shall occur on 10 August 2007 and that the Index Linked Interest Payment Date$_{(12)}$ shall occur on 10 August 2018), in each case subject to adjustments in accordance with the Business Day Convention as specified in paragraph 18(vii) below
	(vii)	Business Day Convention:	Following Business Day Convention
	(viii)	Business Centre(s):	TARGET
	(ix)	Minimum Interest Rate:	0.00 per cent
	(x)	Maximum Interest Rate:	7.00 per cent per annum
	(xi)	Day Count Fraction:(Condition 5(h))	See Appendix
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**		Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**		Not Applicable
22	**Final Redemption Amount of each Note**		EUR 50,000 per Note of EUR 50,000 specified denomination
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from	See Appendix

	that set out in the Conditions):	
	(ii) Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
	(iii) Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Condition 8(c) applies and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of	Not Applicable

		Managers:	
	(ii)	Date of Subscription Agreement, if any:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34		If non-syndicated, name and address of Dealer:	CALYON 9, quai du Président Paul Doumer 92920 Paris La Défense Cédex France
35		Additional selling restrictions:	Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 RISK FACTORS

Not Applicable

2 LISTING AND ADMISSION TO TRADING

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 10 August 2006
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 RATINGS

Not Applicable

4 NOTIFICATION

Not Applicable

5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

" So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 100,000,000
(iii) Estimated total expenses:	Not Applicable

7 PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying

See Appendix

8 OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility :	No
ISIN Code:	XS0263036997
Common Code:	26303699
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant	

identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX

(This Appendix forms part of the Final Terms to which it is attached)

1/ FINAL REDEMPTION AMOUNT

Unless previously redeemed or purchased and cancelled as specified below and in the Conditions of the Base Prospectus, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount in EUR equal to its outstanding principal amount (i.e. EUR 50,000 per Note).

2/ INDEX LINKED INTEREST NOTE PROVISIONS

For each Interest Period from and including August 10, 2006 to but excluding the Maturity Date, the Notes will bear interest payable in amounts determined by the Calculation Agent in accordance with the provisions set out below:

Specified Denomination x (5.02% + 6 x Underlying Spread Reference) x Day Count Fraction

Where :

"Underlying Spread Reference" means the resultant of the following formula:

$$\left[\left(\frac{\text{HICPi}}{\text{HICPi-1}}-1\right)-\left(\frac{\text{CPIi}}{\text{CPIi-1}}-1\right)\right]$$

"CPI" means the unrevised monthly reference Consumer Price Index (**"CPI"**) excluding tobacco for the month M, for all households residing in metropolitan France; it is calculated and published monthly by the INSEE appearing on Reuters page "OATINFLATION 01" or such replacement page on that service which displays the information as such index may be adjusted a replaced from time to time as provided below.

"INSEE" means *Institut National de la Statistique et des Etudes Economiques*, a French government agency, which collects and produces information on the French economy and society. This information is made available to the entire national community (government, business, researchers, media, educators, private individuals) for study, forecasting, and decision-making purposes.

"HICP" means the unrevised Eurostat All-Items Harmonised Index of Consumer Prices (excluding tobacco) for the Eurozone for the month M as calculated and published on a monthly basis by Eurostat and which appears on Reuters screen OATEI01, and rounded to the five decimals.

For the purposes of the calculation of **Underlying Spread Reference**, the first publication of the HICP and CPI (excluding estimates) for a given month shall be final. For the avoidance of doubt a later revision of the HICP and/or CPI shall be disregarded.

"M" means May

"Euro-zone" means the region comprised of member states of the European Union that have adopted the single currency in accordance with the treaty establishing the European Community, as amended.

"Eurostat" means the statistical office of the European Communities in Luxembourg.

"HICPi" means the level of the HICP, as published on Reuters screen OATEI01, for the month of May of the year of the relevant Interest Payment Date.
"HICPi-1" means the level of the HICP, as published on Reuters screen OATEI01, for the month of May of the year preceding the year of the **HICPi**.

"**CPIi**" means the level of the IPC, as published on Reuters page "OATINFLATION 01", for the month of May of the year of the relevant Interest Payment Date.

"**CPIi-1**" means the level of the IPC, as published on Reuters page "OATINFLATION 01", for the month of May of the year preceding the year of the **CPIi**.

3/ EARLY REDEMPTION AMOUNT

The early redemption amount payable upon early redemption of each Note of EUR 50,000 for taxation reasons in accordance with Condition 6(c) or following the occurrence of an Event of Default in accordance with Condition 10 (the "**Early Redemption Amount**") will be an amount in EUR calculated by the Calculation Agent and being equal to the market value of a Note on the fifth Business Day prior to the early redemption date (the "**Early Redemption Date**") (as determined by the Calculation Agent in its sole and absolute discretion on the basis notably of (i) the market conditions (such as the level of the Inflation Index, the mid-market implied volatility) (ii) taking into account the cost to the Issuer of unwinding any underlying related hedging arrangements).

The Early Redemption Date would be determined in accordance with Conditions 6(c) and/or 10 and 14.

4/ REDEMPTION FOR ILLEGALITY

In the event that the Calculation Agent determines in good faith that any arrangements made to hedge the Issuer's position under the Notes has or will become unlawful, illegal or otherwise prohibited in whole or in part as a result of compliance with any applicable present or future law, rule, regulation, judgement, order or directive of any governmental, administrative, legislative or judicial authority or power, or in the interpretation thereof; the Issuer may, having given not more than 45 nor less than 7 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable), redeem all, but not some only, of the Notes at their market value (as calculated by the Calculation Agent in its absolute discretion on the basis of the market conditions of the Inflation Index on the date where such market value will have to be calculated).

5/ INFORMATION RELATING TO THE INFLATION INDICES

1- THE CPI INDEX

(Source : INSEE web site : France tresor web site : www.francetresor.gouv.fr)

(i) FIELD

Geographic coverage:
French territory, including the overseas départements (DOMs), which were incorporated into the new base-1998 CPI with effect from the index published in February 1999 and back-extrapolated to the year 1998.

Other specific features:
The CPI covers all goods and services consumed on French territory by resident households and non-resident households (for example, tourists). The CPI's effective coverage rate in 1998 was 95% of its theoretical rate. The main extensions in the scope of coverage of the new index are insurance, social-protection services, household services, legal services, used cars, and municipal waste collection. As from 1999, the only areas excluded from the CPI observation field are gambling, hospital services, life insurance, and healthcare insurance.

(ii) GENERAL DESCRIPTION OF CPI

Goals:

The CPI is the offic al instrument for measuring inflation. It allows an estimation between two given periods of the average change in prices of products consumed by households. It is a summary gauge of movements in prices of products on a constant-quality basis.

Production and publication:
The CPI is published monthly in two issues of Informations Rapides–for the "preliminary" and "revised" figure respectively–and in various product consumption classifications. The basic structure resembles the international Classification of Individual Consumption by Purpose (COICOP) but is more detailed: it comprises 12 consumption functions, 122 groupings into 161 groups, and a few short-term groupings. INSEE also publishes about a hundred series of average prices for individual items.

(iii) COLLECTION METHODS

Historical summary:
The first generation of indexes dates from 1914. Over the years, the CPI coverage has broadened both in geographic terms and in terms of population represented and consumption tracked. The Base 1998 CPI is the seventh-generation index. It consists of 159 groups, 122 groupings, and 12 consumption functions.This sectorial cover enlarged every year ; in January 2001 it's constitued of 161 groupes.

Statistical unit surveyed:
Sales outlet for products distributed through conventional channels. National or regional producer organization for data on charges: electricity, telecommunications, rail and air fares, mail-order catalog prices, etc.

Frequency and collection method:
Observations by price collectors on a month-long and once-a-month basis. Fresh-product prices are collected every two weeks.

Sampling frame and number of units surveyed:

The sampling plan is stratified according to three criteria:

- geographic criterion: prices are collected in 106 urban units of more than 2,000 inhabitants throughout France and of all sizes;
- product types: a sample of slightly over 1,000 product families, called "items" (variétés) is defined to allow for product heterogeneity within 161 groups of products. The item is the basic, elementary level for monitoring products and calculating the index. The list of items is confidential, and only some average prices of homogeneous products are published at this level.
- "type of sales outlet": a sample of 27,000 outlets, stratified by sales channel, was constructed (1) to represent product diversity by brand, distributor, and consumer-purchasing modes, and (2) to take into account the differences in price movements for each sales channel.

By combining these criteria, INSEE manages to track slightly over 130,000 varieties (séries, i.e., specific products in a given type of sales outlet), yielding over 160,000 monthly quotations. In addition, some 40,000 varieties of charges are obtained from central sources.

The sample is updated annually to reflect the changing patterns of consumption behavior and, in particular, to introduce new products.

Revisions concern the list and content of items as well as the distribution by form of sale and by urbanunit.

(iv)CALCULATION METHOD OF THE CPI

The CPI is an annually chained Laspeyres index. In addition to the sample composition, the weightings used to aggregate the 21,000 elementary indexes (items x urban unit, in most cases) are also updated annually. These weightings express the share of expenditures on a given aggregate as a total of the household consumption expenditures tracked by the CPI.

Most weightings are obtained from the annual assessments of household consumption expenditures by the National Accounting Service, rebased on 1995.
Specific methods are used for fresh products, for other seasonal items, and for determining "pure" price movements on a constant-quality basis, when a product is eliminated and replaced by another during the year.
Special offers and discount sales available to all consumers are taken into account in all CPI products.

(iv) FALL BACK PROVISION OF THE CPI

(a) If the CPI value for any relevant month ("**M**") is not published or ceases to be published, then a substitute CPI value (the "**Substitute Index**") will be used and will be determined by the Calculation Agent in accordance with the following provisions:

(i) if a provisional CPI has already been published by INSEE, such index shall automatically be used as the Substitute Index and such term shall be construed accordingly;

(ii) if no provisional CPI is available, the Substitute Index shall be calculated by the Calculation Agent in accordance with the following formula:

$$\text{SUBSTITUTE INDEX } m = CPI_{m-1} \times \left(\frac{CPI_{m-1}}{CPI_{m-13}}\right)^{\frac{1}{12}}$$

Where:

"**M**" means the month for which no CPI value has been published and is therefore needed to be determined for the Substitute Index by extrapolation. If such temporary cessation of publication should last longer than one month, the Calculation Agent will make any necessary adjustments or take any necessary reasonable measures to calculate the CPI value for the relevant month;

If no CPI has been published at M-1, then M-1 in the above formula shall be the value of the latest Index in respect of the month for which an CPI was in fact published prior to the relevant month for which the Substitute Index is required. In such case, "1/12" in the above formula shall be replaced by "N/12", where:

"N" means the number of calendar months between the month for which the Substitute Index is to be determined and the month of the latest index published by INSEE. If N is greater than 12, the Calculation Agent will determine the Substitute Index in a method substantially similar to the method outlined above, in good faith and in a commercially reasonable manner.

(b) If the Index is replaced by a successor index using the same or a substantially similar formula and method of calculation as used in the calculation of the Index and such successor (or other index) is reasonably acceptable to the Calculation Agent acting in good faith, then the relevant index will be the successor reference index.

(c) If the CPI value for a given month is subject to a modification of its base of calculation, the value of the CPI following such change in base shall be determined by the Calculation Agent in good faith in accordance with the methodology published by INSEE following such change in base. In the event that no such methodology is published, then the Calculation Agent shall make such calculation as it, in its reasonable discretion and acting in good faith, deems appropriate to determine the CPI value applicable making any necessary adjustments (if any) to the relevant Daily Inflation Reference to reflect this modification.

2- THE HIPC INDEX

(Source France tresor web site : www.francetresor.gouv.fr)

A- METHODOLOGY

THE HICP Index ("The Index"): A RELIABLE AND OBJECTIVE MEASURE OF EUROZONE INFLATION

• The eurozone harmonized index of consumer prices (HICP), published by Eurostat, measures the level of prices for market goods and services consumed by households in the eurozone.

The eurozone HICP is the aggregate of the member states' HICPs. And the eurozone is considered as one single entity regardless of the elements of which it is composed.

• The HICP Index is said to be harmonized because the methodology and nomenclatures for the index of prices are the same for all of the countries in the eurozone and the European Union (this is required by article 121 of the European Union Treaty). This makes it possible to compare inflation among different member states of the European Union. Emphasis is placed on the quality and comparability of the various countries' indices.

• In the year N, each country's weight in the eurozone HICP Index equals the share of this country in the eurozone final household consumption for the year N-2. These weights are re-estimated every year in the publication of the January eurozone HICP Index.

• The HICP Index is calculated as an annual chained-index, which makes it possible to change the weights every year.

• Thus, the integration of new entrants in the eurozone HICP Index is easy, as was the case with Greece in January 2001. If a new entrant joins in the year N, it is included in the eurozone HICP Index starting from January N. The new member state's weight is included in the annual revaluation of the HICP Index for the year N.

EMU 2002 HICP INDEX weighting	
Austria	3.19
Belgium	3.40
Finland	1.60
France	20.43
Germany	30.58
Greece	2.47
Ireland	1.26
Italy	19.23
Luxembourg	0.26
Netherlands	5.20
Portugal	2.05
Spain	10.35
EMU Total	**100.00**

• **Release dates:**

The HICP Index is published every month by Eurostat according to a pre-determined, official timetable. Publication generally occurs around the 16th-18th of the following month (for example, the March HICP Index is published around April 16th-18th). If a revision is made, it is published with the HICP Index of the following month.
Since early 2002, Eurostat has been providing a first estimate of the annual HICP Index inflation for each month on the last day of that month. This estimate, based upon very partial data, concerns only the total HICP Index. This may give information to market participants, but this is not an official estimate of the index.

• **The media through which the index is made public:**

The series of unrevised eurozone HICP INDICES is published on the website of Agency France Trésor: www. aft. gouv. fr. It is updated after each publication of a new HICP Index by Eurostat.
Finally, the daily inflation reference, calculated by linear interpolation of the two latest monthly inflation indices published by Eurostat, are available through the www.aft.gouv.fr web site, as well as major international information networks. This reference can be accessed through AFT pages on such networks.

B- ADJUSTEMENT TO THE INDEX

B.1 Change in the Sponsor of the HICP Index:

If the HICP Index is not calculated and/or disseminated by Eurostat, but is calculated and/or disseminated by another relevant authority approved by the European Union (the "**New Sponsor**"), then the HICP Index as so calculated and/or disseminated by the New Sponsor shall be used for the purpose of calculating the Index Linked Rate of Interest.

B.2 Revision of the HICP Index:

For the purposes of the calculation of Inflation Index, the first publication of the HICP Index (excluding estimates) by Eurostat for a given month shall be final. For the avoidance of doubt, but subject to paragraph B.5 of this Appendix, a later revision of the HICP Index shall be disregarded.

B.3 Successor HICP Index:

If at any time during the term of the Notes , an official notice is made by the Sponsor specifying that the HICP Index has been modified or otherwise affected, or that it will cease to be published, and the Calculation Agent, having consulted the Issuer , determines that the HICP Index is replaced by a Successor index (the " Successor Index "), and the Successor Index is calculated using the same or substantially similar formula or method of calculation as used in the calculation of the original HICP Index, such Successor Index shall be the HICP Index for purposes of calculating the Index Linked Rate of Interest applicable to a Specified Interest Period.

B.4 Cessation of the HICP Index:

If the HICP Index for any relevant month is not published or ceases to be published on or prior to the relevant Interest Determination Date and has not been replaced by a Successor Index, then a substitute index figure (the "**Substitute Index**") will be determined by the Calculation Agent in accordance with the following provisions :

(a) If a provisional HICP Index has already been published on or prior to the relevant Interest Determination Date, the level so published shall automatically be used as the Substitute Index. Once the definitive HICP Index is published, it shall automatically apply from the day following its release to all subsequent calculations .

(b) If neither the HICP Index nor a provisional HICP Index has been published on or prior to the relevant Interest Determination Date, a substitute index figure will be used by the Calculation Agent in determining the Rate of Interest applicable to the relevant Specified Interest Period using the formula set out in section I of this Appendix and the following modified definitions:

Substitute Index = Interim Index Final * [(Interim Index Final/Interim Index Initial)^(N/12)]

Where :
Interim Index Final means the latest HICP Index (whether definitive or provisional) published by the Sponsor prior to the month in respect of which the Substitute Index is being calculated.

Interim Index Initial means the HICP Index (whether definitive or provisional) published by the Sponsor in respect of the month which is twelve (12) calendar months prior to the month of Interim Index Final.

N means the number of calendar months from and including the month of the Interim Index Final to, but excluding the month for which the Substitute Index is to be determined. If N is greater than 12, the Calculation Agent will determine the Substitute Index by a method substantially similar to the method outlined above, in good faith and in a commercially reasonable manner.

For the avoidance of doubt, if a provisional Index or Substitute Index is determined pursuant to the method outlined above for a Specified Interest Period, the Interim Index Initial for the following Specified Interest Period shall be determined without reference to the previously determined Substitute Index or provisional Index.

B.5 Changes in calculation method or bases of the HICP Index:

In the event that Eurostat or any New Sponsor makes any changes to the method or bases used for the purpose of calculating the HICP Index, the HICP Index shall, for the purposes of the Notes, be such HICP Index as so calculated and published notwithstanding any such change and the Calculation Agent shall, in its sole and absolute discretion, make any necessary adjustments (if any) to the past fixings of the HICP Index to reflect such change.

If the HICP Index is rebased at any time (the " Rebased Index "), the Rebased Index will be used for purposes of determining the Index provided, however, that the Calculation Agent shall make adjustments to the past fixings of Rebased Index so that the Rebased Index reflects the same rate of inflation as the HICP Index before it was rebased; for the avoidance of doubt, any such rebasing shall not affect any prior payment made under these Notes.

(a) New Member States of the European Monetary Union

It is expected that the HICP Index will take into account new countries becoming participating member states of the European Monetary Union or participating member states leaving the European Monetary Union.

The Calculation Agent may make such adjustments to the HICP Index as it reasonably determines such adjustments are necessary following any such changes to participating member states that are not reflected in the HICP Index or if the HICP Index otherwise ceases to be reflective of the rate of inflation in participating member states in the European Monetary Union or following changes in market practice in the relevant market, in each case as determined by the Calculation Agent acting in good faith and in a commercially reasonable manner. The Calculation Agent will promptly notify the other Party upon making any such adjustment

(b) Manifest Error in Publication

If within five Business Days following the publication of the Index by the Sponsor, an official notice is made by the Sponsor that the HICP Index has to be corrected to remedy a material error in its original publication, the Calculation Agent will notify the Issuer and the Paying Agent of that correction. The Calculation Agent will notify the Paying Agent of the amount that is payable as a result of that correction.

Exhibit 2.1 B

Pricing Supplement relating to the issuance of EUR 100.000.000

Index Linked Interest Notes due 2018

August 10, 2006

Final Terms dated 10 August 2006

Crédit Agricole S.A.
acting through its London branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 149
TRANCHE NO: 1
Issue of EUR 100,000,000 Index Linked Interest Notes due 2018 (the "Notes")
Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Dealer: CALYON

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006 and 10 July 2006 which, together, constitute a base prospectus (the "Base Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:		Crédit Agricole S.A., acting through its London branch
2	(i)	Series Number:	149
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		EUR
4	Aggregate Nominal Amount of Notes admitted to trading:		
	(i)	Series:	EUR 100,000,000
	(iii)	Tranche:	EUR 100,000,000
5	Issue Price:		100 per cent of the Aggregate Nominal Amount
6	Specified Denomination(s):		EUR 50,000

7	(i) Issue Date:		14 August 2006
	(ii) Interest Commencement Date		Issue Date
8	Maturity Date:		14 August 2018
9	Interest Basis:		Index Linked Interest (further particulars specified below)
10	Redemption/Payment Basis**:		Redemption at par
11	Change of Interest or Redemption/Payment Basis:		Not Applicable
12	Put/Call Options:		Not Applicable
13	(i) Status of the Notes:		Unsubordinated Notes. The Notes constitute *obligations* under French law
	(ii) Dates of the corporate authorisations for issuance of the Notes:		Resolution of the Board of Directors of the Issuer dated 16 May 2006
14	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15	**Fixed Rate Note Provisions**		Not Applicable
16	**Floating Rate Note Provisions**		Not Applicable
17	**Zero Coupon Note Provisions**		Not Applicable
18	**Index-Linked Interest Note/other variable-linked interest Note Provisions**		Applicable. Each Note shall bear interest on its outstanding nominal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at a rate of interest determined by the Calculation Agent in accordance with the provisions set forth under the Section 2/ "*Index Linked Interest Note Provisions*" of the Appendix hereto. Such interest amount will be payable annually in arrear
	(i)	Index/Formula/other variable:	See Appendix
	(ii)	Calculation Agent responsible for calculating the interest due:	CALYON
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable	

		is impossible or impracticable or otherwise disrupted:	See Appendix
	(iv)	Interest Period(s):	Each twelve-month period from (and including) the Interest Commencement Date to (but excluding) the Maturity Date
	(v)	Determination Dates:	Not Applicable
	(vi)	Specified Interest Payment Dates:	14 August in each year from 14 August 2007 to 14 August 2018 (each an "Index Linked Interest Payment Date$_{(i)}$", it being understood that the Index Linked Interest Payment Date$_{(1)}$ shall occur on 14 August 2007 and that the Index Linked Interest Payment Date$_{(12)}$ shall occur on 14 August 2018), in each case subject to adjustments in accordance with the Business Day Convention as specified in paragraph 18(vii) below
	(vii)	Business Day Convention:	Following Business Day Convention
	(viii)	Business Centre(s):	TARGET
	(ix)	Minimum Interest Rate:	0.00 per cent
	(x)	Maximum Interest Rate:	7.00 per cent per annum
	(xi)	Day Count Fraction:(Condition 5(h))	See Appendix
19	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

20	**Redemption at the Option of the Issuer (Call Option)**		Not Applicable
21	**Redemption at the Option of Noteholders (Put Option)**		Not Applicable
22	**Final Redemption Amount of each Note**		EUR 50,000 per Note of EUR 50,000 specified denomination
23	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from	See Appendix

		that set out in the Conditions):	
	(ii)	Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b))	Yes
	(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes
	New Global Note:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Condition 8(c) applies and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of	Not Applicable

		Managers:	
	(ii)	Date of Subscription Agreement, if any:	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	Not Applicable
34		If non-syndicated, name and address of Dealer:	CALYON 9, quai du Président Paul Doumer 92920 Paris La Défense Cédex France
35		Additional selling restrictions:	Not Applicable

GENERAL

36	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1 **RISK FACTORS**

Not Applicable

2 **LISTING AND ADMISSION TO TRADING**

(i) Listing:	Luxembourg
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 14 August 2006
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

3 **RATINGS**

Not Applicable

4 **NOTIFICATION**

Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

" So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	EUR 100,000,000
(iii) Estimated total expenses:	Not Applicable

7 **PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

See Appendix

8 **OPERATIONAL INFORMATION**

Intended to be held in a manner which would allow Eurosystem eligibility :	No
ISIN Code:	XS0262990392
Common Code:	26299039
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant	

identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

APPENDIX

(This Appendix forms part of the Final Terms to which it is attached)

1/ FINAL REDEMPTION AMOUNT

Unless previously redeemed or purchased and cancelled as specified below and in the Conditions of the Base Prospectus, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount in EUR equal to its outstanding principal amount (i.e. EUR 50,000 per Note).

2/ INDEX-LINKED INTEREST NOTE PROVISIONS

For each Interest Period from and including August 14, 2006 to but excluding the Maturity Date, the Notes will bear interest payable in amounts determined by the Calculation Agent in accordance with the provisions set out below:

Specified Denomination x (4.57% + 6 x Underlying Spread Reference) x Day Count Fraction

<u>**Where :**</u>

"Underlying Spread Reference" means the resultant of the following formula:

$$\left[\left(\frac{\text{HICPi}}{\text{HICPi-1}}-1\right)-\left(\frac{\text{CPIi}}{\text{CPIi-1}}-1\right)\right]$$

"CPI" means the unrevised monthly reference Consumer Price Index ("**CPI**") excluding tobacco for the month M, for all households residing in metropolitan France; it is calculated and published monthly by the INSEE appearing on Reuters page "OATINFLATION 01" or such replacement page on that service which displays the information as such index may be adjusted a replaced from time to time as provided below.

"**INSEE**" means *Institut National de la Statistique et des Etudes Economiques,* a French government agency, which collects and produces information on the French economy and society. This information is made available to the entire national community (government, business, researchers, media, educators, private individuals) for study, forecasting, and decision-making purposes.

"HICP" means the unrevised Eurostat All-Items Harmonised Index of Consumer Prices (excluding tobacco) for the Eurozone for the month M as calculated and published on a monthly basis by Eurostat and which appears on Reuters screen OATEI01, and rounded to the five decimals.

For the purposes of the calculation of **Underlying Spread Reference**, the first publication of the HICP and CPI (excluding estimates) for a given month shall be final. For the avoidance of doubt a later revision of the HICP and/or CPI shall be disregarded.

"**M**" means May

"**Euro-zone**" means the region comprised of member states of the European Union that have adopted the single currency in accordance with the treaty establishing the European Community, as amended.

"**Eurostat**" means the statistical office of the European Communities in Luxembourg.

"HICPi" means the level of the HICP, as published on Reuters screen OATEI01, for the month of May of the year of the relevant Interest Payment Date.
"HICPi-1" means the level of the HICP, as published on Reuters screen OATEI01, for the month of May of the year preceding the year of the **HICPi**.

"CPIi" means the level of the IPC, as published on Reuters page "OATINFLATION 01", for the month of May of the year of the relevant Interest Payment Date.

"CPIi-1" means the level of the IPC, as published on Reuters page "OATINFLATION 01", for the month of May of the year preceding the year of the **CPIi.**

3/ EARLY REDEMPTION AMOUNT

The early redemption amount payable upon early redemption of each Note of EUR 50,000 for taxation reasons in accordance with Condition 6(c) or following the occurrence of an Event of Default in accordance with Condition 10 (the **"Early Redemption Amount"**) will be an amount in EUR calculated by the Calculation Agent and being equal to the market value of a Note on the fifth Business Day prior to the early redemption date (the **"Early Redemption Date"**) (as determined by the Calculation Agent in its sole and absolute discretion on the basis notably of (i) the market conditions (such as the level of the Inflation Index, the mid-market implied volatility) (ii) taking into account the cost to the Issuer of unwinding any underlying related hedging arrangements).

The Early Redemption Date would be determined in accordance with Conditions 6(c) and/or 10 and 14.

4/ REDEMPTION FOR ILLEGALITY

In the event that the Calculation Agent determines in good faith that any arrangements made to hedge the Issuer's position under the Notes has or will become unlawful, illegal or otherwise prohibited in whole or in part as a result of compliance with any applicable present or future law, rule, regulation, judgement, order or directive of any governmental, administrative, legislative or judicial authority or power, or in the interpretation thereof; the Issuer may, having given not more than 45 nor less than 7 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable), redeem all, but not some only, of the Notes at their market value (as calculated by the Calculation Agent in its absolute discretion on the basis of the market conditions of the Inflation Index on the date where such market value will have to be calculated).

5/ INFORMATION RELATING TO THE INFLATION INDEX

1- THE CPI INDEX

(Source : INSEE web site : France tresor web site : www.francetresor.gouv.fr)

(i) FIELD

Geographic coverage:
French territory, including the overseas départements (DOMs), which were incorporated into the new base-1998 CPI with effect from the index published in February 1999 and back-extrapolated to the year 1998.

Other specific features:
The CPI covers all goods and services consumed on French territory by resident households and non-resident households (for example, tourists). The CPI's effective coverage rate in 1998 was 95% of its theoretical rate. The main extensions in the scope of coverage of the new index are insurance, social-protection services, household services, legal services, used cars, and municipal waste collection. As from 1999, the only areas excluded from the CPI observation field are gambling, hospital services, life insurance, and healthcare insurance.

(ii) GENERAL DESCRIPTION OF CPI

Goals:

The CPI is the official instrument for measuring inflation. It allows an estimation between two given periods of the average change in prices of products consumed by households. It is a summary gauge of movements in prices of products on a constant-quality basis.

Production and publication:
The CPI is published monthly in two issues of Informations Rapides–for the "preliminary" and "revised" figure respectively–and in various product consumption classifications. The basic structure resembles the international Classification of Individual Consumption by Purpose (COICOP) but is more detailed: it comprises 12 consumption functions, 122 groupings into 161 groups, and a few short-term groupings. INSEE also publishes about a hundred series of average prices for individual items.

(iii) COLLECTION METHODS

Historical summary:
The first generation of indexes dates from 1914. Over the years, the CPI coverage has broadened both in geographic terms and in terms of population represented and consumption tracked. The Base 1998 CPI is the seventh-generation index. It consists of 159 groups, 122 groupings, and 12 consumption functions.This sectorial cover enlarged every year ; in January 2001 it's constitued of 161 groupes.

Statistical unit surveyed:
Sales outlet for products distributed through conventional channels. National or regional producer organization for data on charges: electricity, telecommunications, rail and air fares, mail-order catalog prices, etc.

Frequency and collection method:
Observations by price collectors on a month-long and once-a-month basis. Fresh-product prices are collected every two weeks.

Sampling frame and number of units surveyed:

The sampling plan is stratified according to three criteria:

- geographic criterion: prices are collected in 106 urban units of more than 2,000 inhabitants throughout France and of all sizes;
- product types: a sample of slightly over 1,000 product families, called "items" (variétés) is defined to allow for product heterogeneity within 161 groups of products. The item is the basic, elementary level for monitoring products and calculating the index. The list of items is confidential, and only some average prices of homogeneous products are published at this level.
- "type of sales outlet": a sample of 27,000 outlets, stratified by sales channel, was constructed (1) to represent product diversity by brand, distributor, and consumer-purchasing modes, and (2) to take into account the differences in price movements for each sales channel.

By combining these criteria, INSEE manages to track slightly over 130,000 varieties (séries, i.e., specific products in a given type of sales outlet), yielding over 160,000 monthly quotations. In addition, some 40,000 varieties of charges are obtained from central sources.

The sample is updated annually to reflect the changing patterns of consumption behavior and, in particular, to introduce new products.

Revisions concern the list and content of items as well as the distribution by form of sale and by urbanunit.

(iv)CALCULATION METHOD OF THE CPI

The CPI is an annually chained Laspeyres index. In addition to the sample composition, the weightings used to aggregate the 21,000 elementary indexes (items x urban unit, in most cases) are also updated annually. These weightings express the share of expenditures on a given aggregate as a total of the household consumption expenditures tracked by the CPI.

Most weightings are obtained from the annual assessments of household consumption expenditures by the National Accounting Service, rebased on 1995.
Specific methods are used for fresh products, for other seasonal items, and for determining "pure" price movements on a constant-quality basis, when a product is eliminated and replaced by another during the year.
Special offers and discount sales available to all consumers are taken into account in all CPI products.

(iv)FALL BACK PROVISION OF THE CPI

(a) If the CPI value for any relevant month ("**M**") is not published or ceases to be published, then a substitute CPI value (the "**Substitute Index**") will be used and will be determined by the Calculation Agent in accordance with the following provisions:

(i) if a provisional CPI has already been published by INSEE, such index shall automatically be used as the Substitute Index and such term shall be construed accordingly;

(ii) if no provisional CPI is available, the Substitute Index shall be calculated by the Calculation Agent in accordance with the following formula:

$$\text{SUBSTITUTE INDEX m} = \text{CPI}_{m-1} \times \left(\frac{\text{CPI}_{m-1}}{\text{CPI}_{m-13}}\right)^{\frac{1}{12}}$$

Where:

"**M**" means the month for which no CPI value has been published and is therefore needed to be determined for the Substitute Index by extrapolation. If such temporary cessation of publication should last longer than one month, the Calculation Agent will make any necessary adjustments or take any necessary reasonable measures to calculate the CPI value for the relevant month;

If no CPI has been published at M-1, then M-1 in the above formula shall be the value of the latest Index in respect of the month for which an CPI was in fact published prior to the relevant month for which the Substitute Index is required. In such case, "1/12" in the above formula shall be replaced by "N/12", where:

"**N**" means the number of calendar months between the month for which the Substitute Index is to be determined and the month of the latest index published by INSEE. If N is greater than 12, the Calculation Agent will determine the Substitute Index in a method substantially similar to the method outlined above, in good faith and in a commercially reasonable manner.

(b) If the Index is replaced by a successor index using the same or a substantially similar formula and method of calculation as used in the calculation of the Index and such successor (or other index) is reasonably acceptable to the Calculation Agent acting in good faith, then the relevant index will be the successor reference index.

(c) If the CPI value for a given month is subject to a modification of its base of calculation, the value of the CPI following such change in base shall be determined by the Calculation Agent in good faith in accordance with the methodology published by INSEE following such change in base. In the event that no such methodology is published, then the Calculation Agent shall make such calculation as it, in its reasonable discretion and acting in good faith, deems appropriate to determine the CPI value applicable making any necessary adjustments (if any) to the relevant Daily Inflation Reference to reflect this modification.

2- THE HIPC INDEX

(Source France tresor web site : www.francetresor.gouv.fr)

A- METHODOLOGY

THE HICP Index ("The Index"): A RELIABLE AND OBJECTIVE MEASURE OF EUROZONE INFLATION

• The eurozone harmonized index of consumer prices (HICP), published by Eurostat, measures the level of prices for market goods and services consumed by households in the eurozone.

The eurozone HICP is the aggregate of the member states' HICPs. And the eurozone is considered as one single entity regardless of the elements of which it is composed.

• The HICP Index is said to be harmonized because the methodology and nomenclatures for the index of prices are the same for all of the countries in the eurozone and the European Union (this is required by article 121 of the European Union Treaty). This makes it possible to compare inflation among different member states of the European Union. Emphasis is placed on the quality and comparability of the various countries' indices.

• In the year N, each country's weight in the eurozone HICP Index equals the share of this country in the eurozone final household consumption for the year N-2. These weights are re-estimated every year in the publication of the January eurozone HICP Index.

• The HICP Index is calculated as an annual chained-index, which makes it possible to change the weights every year.

• Thus, the integration of new entrants in the eurozone HICP Index is easy, as was the case with Greece in January 2001. If a new entrant joins in the year N, it is included in the eurozone HICP Index starting from January N. The new member state's weight is included in the annual revaluation of the HICP Index for the year N.

EMU 2002 HICP INDEX weighting	
Austria	3.19
Belgium	3.40
Finland	1.60
France	20.43
Germany	30.58
Greece	2.47
Ireland	1.26
Italy	19.23
Luxembourg	0.26
Netherlands	5.20
Portugal	2.05
Spain	10.35
EMU Total	**100.00**

• **Release dates:**

The HICP Index is published every month by Eurostat according to a pre-determined, official timetable. Publication generally occurs around the 16th-18th of the following month (for example, the March HICP Index is published around April 16th-18th). If a revision is made, it is published with the HICP Index of the following month.
Since early 2002, Eurostat has been providing a first estimate of the annual HICP Index inflation for each month on the last day of that month. This estimate, based upon very partial data, concerns only the total HICP Index. This may give information to market participants, but this is not an official estimate of the index.

• **The media through which the index is made public:**

The series of unrevised eurozone HICP INDICES is published on the website of Agency France Trésor: www. aft. gouv. fr. It is updated after each publication of a new HICP Index by Eurostat.
Finally, the daily inflation reference, calculated by linear interpolation of the two latest monthly inflation indices published by Eurostat, are available through the www.aft.gouv.fr web site, as well as major international information networks. This reference can be accessed through AFT pages on such networks.

B- ADJUSTEMENT TO THE INDEX

B.1 Change in the Sponsor of the HICP Index:

If the HICP Index is not calculated and/or disseminated by Eurostat, but is calculated and/or disseminated by another relevant authority approved by the European Union (the "**New Sponsor**"), then the HICP Index as so calculated and/or disseminated by the New Sponsor shall be used for the purpose of calculating the Index Linked Rate of Interest.

B.2 Revision of the HICP Index:

For the purposes of the calculation of Inflation Index, the first publication of the HICP Index (excluding estimates) by Eurostat for a given month shall be final. For the avoidance of doubt, but subject to paragraph B.5 of this Appendix, a later revision of the HICP Index shall be disregarded.

B.3 Successor HICP Index:

If at any time during the term of the Notes , an official notice is made by the Sponsor specifying that the HICP Index has been modified or otherwise affected, or that it will cease to be published, and the Calculation Agent, having consulted the Issuer , determines that the HICP Index is replaced by a Successor index (the " Successor Index "), and the Successor Index is calculated using the same or substantially similar formula or method of calculation as used in the calculation of the original HICP Index, such Successor Index shall be the HICP Index for purposes of calculating the Index Linked Rate of Interest applicable to a Specified Interest Period.

B.4 Cessation of the HICP Index:

If the HICP Index for any relevant month is not published or ceases to be published on or prior to the relevant Interest Determination Date and has not been replaced by a Successor Index, then a substitute index figure (the "**Substitute Index**") will be determined by the Calculation Agent in accordance with the following provisions :

(a) If a provisional HICP Index has already been published on or prior to the relevant Interest Determination Date, the level so published shall automatically be used as the Substitute Index. Once the definitive HICP Index is published, it shall automatically apply from the day following its release to all subsequent calculations .

(b) If neither the HICP Index nor a provisional HICP Index has been published on or prior to the relevant Interest Determination Date, a substitute index figure will be used by the Calculation Agent in determining the Rate of Interest applicable to the relevant Specified Interest Period using the formula set out in section I of this Appendix and the following modified definitions:

Substitute Index = Interim Index Final * [(Interim Index Final/Interim Index Initial)^(N/12)]

Where :

Interim Index Final means the latest HICP Index (whether definitive or provisional) published by the Sponsor prior to the month in respect of which the Substitute Index is being calculated.

Interim Index Initial means the HICP Index (whether definitive or provisional) published by the Sponsor in respect of the month which is twelve (12) calendar months prior to the month of Interim Index Final.

N means the number of calendar months from and including the month of the Interim Index Final to, but excluding the month for which the Substitute Index is to be determined. If N is greater than 12, the Calculation Agent will determine the Substitute Index by a method substantially similar to the method outlined above, in good faith and in a commercially reasonable manner.

For the avoidance of doubt, if a provisional Index or Substitute Index is determined pursuant to the method outlined above for a Specified Interest Period, the Interim Index Initial for the following Specified Interest Period shall be determined without reference to the previously determined Substitute Index or provisional Index.

B.5 **Changes in calculation method or bases of the HICP Index:**

In the event that Eurostat or any New Sponsor makes any changes to the method or bases used for the purpose of calculating the HICP Index, the HICP Index shall, for the purposes of the Notes, be such HICP Index as so calculated and published notwithstanding any such change and the Calculation Agent shall, in its sole and absolute discretion, make any necessary adjustments (if any) to the past fixings of the HICP Index to reflect such change.

If the HICP Index is rebased at any time (the " Rebased Index "), the Rebased Index will be used for purposes of determining the Index provided, however, that the Calculation Agent shall make adjustments to the past fixings of Rebased Index so that the Rebased Index reflects the same rate of inflation as the HICP Index before it was rebased; for the avoidance of doubt, any such rebasing shall not affect any prior payment made under these Notes.

(a) New Member States of the European Monetary Union

It is expected that the HICP Index will take into account new countries becoming participating member states of the European Monetary Union or participating member states leaving the European Monetary Union.

The Calculation Agent may make such adjustments to the HICP Index as it reasonably determines such adjustments are necessary following any such changes to participating member states that are not reflected in the HICP Index or if the HICP Index otherwise ceases to be reflective of the rate of inflation in participating member states in the European Monetary Union or following changes in market practice in the relevant market, in each case as determined by the Calculation Agent acting in good faith and in a commercially reasonable manner. The Calculation Agent will promptly notify the other Party upon making any such adjustment

(b) Manifest Error in Publication

If within five Business Days following the publication of the Index by the Sponsor, an official notice is made by the Sponsor that the HICP Index has to be corrected to remedy a material error in its original publication, the Calculation Agent will notify the Issuer and the Paying Agent of that correction. The Calculation Agent will notify the Paying Agent of the amount that is payable as a result of that correction.

Exhibit 2.1 C

Pricing Supplement relating to the issuance of USD 10,000,000
Callable Fixed and Floating Rate Notes due August 2016

August 17, 2006

Final Terms dated 17 August 2006

Crédit Agricole S.A.
acting through its London Branch
Euro 40,000,000,000
Euro Medium Term Note Programme

SERIES NO: 150
TRANCHE NO: 1

USD 10,000,000 Callable Fixed and Floating Rate Notes due August 2016 (the "Notes")
Issued by: Crédit Agricole S.A acting through its London Branch (the "Issuer")

Shinkin International Ltd

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006 and 10 July 2006, which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplement to the Base Prospectus are available for viewing on the website of the Issuer (www.credit-agricole-sa.fr) / on the website of the Luxembourg Stock Exchange (www.bourse.lu) and copies may be obtained from Crédit Agricole S.A., 91-93 boulevard Pastuer, 75015 Paris, France / at the offices of the Luxembourg Stock Exchange

1	Issuer:		Crédit Agricole S.A. acting through its London Branch
2	(i)	Series Number:	150
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollar ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denomination(s):		USD 1,000,000 The Notes may not be subdivided or reissued in a smaller Denomination

7	(i)	Issue Date:	22 August 2006
	(ii)	Interest Commencement Date:	Issue Date
8		Maturity Date:	22 August 2016
9		Interest Basis:	3 months USD-LIBOR-BBA + 0.50 per cent. Floating Rate 6.27 per cent. Fixed Rate *(further particulars specified below)*
10		Redemption/Payment Basis:	Redemption at par
11		Change of Interest or Redemption/Payment Basis:	Unless the Notes are redeemed, the Payment Basis will automatically convert from a Floating Rate Basis to a Fixed Rate Basis on 22 August 2008
12		Put/Call Options:	Call *(further particulars specified below)*
13	(i)	Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
	(ii)	Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006.
14		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	For the period from (and including) 22 August 2008 to (but excluding) 22 August 2016 (the Maturity date) interest will accrue at a rate of 6.27 per cent. per annum of the Aggregate Nominal Amount payable in arrears
	(ii)	Interest Payment Date(s):	22 August in each year from (and including) 22 August 2009 to (and including) 22 August 2016 (the Maturity Date) adjusted in accordance with the Modified Following Business Day Convention
	(iii)	Fixed Coupon Amount:	USD 62,700 per Note of USD 1,000,000 Specified Denomination
	(iv)	Broken Amount(s):	Not applicable
	(v)	Day Count Fraction :	30/360
	(vi)	Determination Date(s) :	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Coupon shall be calculated per Denomination and rounded to 2 decimal points with .005 being rounded upwards
16		**Floating Rate Note Provisions**	Applicable
	(i)	Interest Period(s):	The first Floating Rate Interest Period will run from (and including) 22 August, 2006 to (but excluding) 22 November, 2006. Subsequent interest periods will run from (and including) each interest payment date to (and excluding) the subsequent interest payment date
	(ii)	Specified Interest Payment Date(s):	22 February, 22 May, 22 August and 22 November in each year commencing on 22 November, 2006 to (and including) 22 August, 2008

(iii)	Business Day Convention:	Modified Following Business Day Convention except for the period end date of 22 August, 2008 which shall be unadjusted
(iv)	Business Centre(s)	London and New York
(v)	Manner in which the Rate(s) of Interest is/are to be determined	ISDA Determination
(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent) :	Calyon, Paris and Credit Agricole S.A., London
(vii)	Screen Rate Determination (Condition 5 (b)(iii)(B))	Not Applicable
(viii)	ISDA Determination:	Applicable
	— Floating Rate Option:	USD-LIBOR-BBA
	— Designated Maturity:	3 months
	— Reset Date:	The first day of each Interest Accrual Period
	— ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
(ix)	Margin(s):	+ 0.50 per cent per annum
(x)	Minimum Rate of Interest:	Not Applicable
(xi)	Maximum Rate of Interest:	Not Applicable
(xii)	Day Count Fraction:	Actual/360
(xiii)	Rate Multiplier:	Not Applicable
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions	For the avoidance of doubt, Floating Rate interest shall be determined two London business days prior to the commencement of the relevant interest period

17 Zero Coupon Note Provisions — Not Applicable

18 Index-Linked Interest Note/other variable-linked interest Note Provisions — Not Applicable

19 Dual Currency Note Provisions — Not Applicable

PROVISIONS RELATING TO REDEMPTION

20 Redemption at the Option of the Issuer (Call Option) — Applicable

(i)	Optional Redemption Date(s):	The Issuer has the option to redeem the Notes in whole but not in part on 22 August, 2008
(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 1,000,000 per Note of USD 1,000,000 Specified Denomination

	(iii) If redeemable in part:	Not Applicable
	(a) Minimum Redemption Amount::	
	(b) Maximum Redemption Amount:	
	(iv) Description of any other Issuer's option:	Not Applicable
	(v) Issuer's Notice period:	The Issuer shall give notice of its intention to redeem the Notes, in whole but not in part, no later than 5 (five) London and New York Business Days prior to the relevant Optional Redemption Date
21	**Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22	**Final Redemption Amount of each Note**	Nominal Amount
23	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b), or an event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Conditions Apply
	(ii) Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)):	Yes
	(iii) Unmatured coupons to become void upon early redemption	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes:	Bearer Notes
	New Global Note:	No
25	Financial Centre(s) or other special provisions relating to Payment Dates:	London and New York
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

30	Consolidation provisions:		Not Applicable
31	Applicable tax regime:		Condition 8(c) applies and the Notes are issued (or deemed issued) outside France
32	Other final terms:		Not Applicable

DISTRIBUTION

33	(i)	If syndicated, names of Managers (specifying Lead Manager)	Not Applicable
	(ii)	Date of Subscription Agreement (if any):	Not Applicable
	(iii)	Stabilising Manager(s) (if any):	
34	If non-syndicated, name of Dealer		Shinkin International Ltd 4th Floor, River Plate House 7-11 Finsbury Circus London, EC2M 7YA
35	Additional selling restrictions:		Not Applicable

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with the issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue Notes described herein pursuant to the Euro 40,000,000,000 Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

Duly represented by:

By: Omar Ismael Aguirre

PART B – OTHER INFORMATION

1.	**RISK FACTORS**	Not Applicable
2.	**LISTING AND ADMISSION TO TRADING**	
	(i) Listing:	None
	(ii) Admission to trading:	Not Applicable
	(iii) Estimate of total expenses related to admission to trading:	Not Applicable
3.	**RATINGS**	Not Applicable
4.	**NOTIFICATION**	Not Applicable

5. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Not Applicable

6. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer	Not Applicable
(ii)	Estimated net proceeds:	Not Applicable
(iii)	Estimated total expenses:	Not Applicable

7. **YIELD**

Indication of yield:	Not Applicable

8. **HISTORIC INTEREST RATES**	Not Applicable

9. **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

10. **OTHER INFORMATION CONCERNING THE SECURITIES TO BE OFFERED/ADMITTED TO TRADING**

Name of the Issuer of the underlying Security:	Not Applicable
ISIN Code:	Not Applicable
Underlying Interest Rate:	Not Applicable
Exercise price or final reference price of the underlying:	Not Applicable
Relevant weightings of each underlying on the basket:	Not Applicable
Description of any market disruption or settlement disruption events concerning the underlying:	Not Applicable
Adjustment Rules with relation to events concerning the underlying:	Not Applicable
Source of information relating to the index/indices:	Not Applicable
Place where information to the index/indices can be obtained:	Not Applicable

11. MATURITY/EXPIRATION

Expiration/Maturity date of derivative securities:	Not Applicable
Exercise date or final reference date:	Not Applicable

12. SETTLEMENT PROCEDURES FOR DERIVATIVE SECURITIES

Not Applicable

13. RETURN ON DERIVATIVE SECURITIES

Return on derivative securities:	Not Applicable
Payment or delivery date:	Not Applicable
Method of calculation:	Not Applicable

14. PERFORMANCE OF RATE(S) OF EXCHANGE — Not Applicable

15. TERMS AND CONDITIONS OF THE OFFER — Not Applicable

16. PLACING AND UNDERWRITING — Not Applicable

17. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	XS0264793554
Common Code:	0264793355
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg, and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1 D

Pricing Supplement relating to the issuance of USD 200.000.000

Floating Rate Notes due February 2008

August 17, 2006

Final Terms dated 17 August 2006

Crédit Agricole S.A.

acting through its London branch

Euro 40,000,000,000

Euro Medium Term Note Programme

SERIES NO: 151

TRANCHE NO: 1

USD200,000,000 Floating Rate Notes due February 2008 (the "Notes")

Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")

Lehman Brothers International (Europe)

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006 and 10 July 2006 which, together, constitute a base prospectus (the "Base Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

1	Issuer:	Crédit Agricole S.A.acting through its London branch
2	(i) Series Number:	151
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	US Dollars ("USD")
4	Aggregate Nominal Amount:	
(i)	Series:	USD 200,000,000
(ii)	Tranche:	USD 200,000,000
5	Issue Price:	100.00 per cent of the Aggregate Nominal Amount
6	Specified Denominations:	USD 100,000
7	(i) Issue Date :	25 August 2006

(ii) Interest Commencement Date :	25 August 2006
8 Maturity Date:	Interest Payment Date falling in or nearest to 25 February 2008
9 Interest Basis:	3-month USD LIBOR –0.02% Floating Rate (further particulars specified below)
10 Redemption/Payment Basis:	Redemption at par
11 Change of Interest or Redemption/Payment Basis:	Not Applicable
12 Put/Call Options:	Not Applicable
13 (i) Status of the Notes:	Unsubordinated Notes. The Notes constitute *obligations* under French law.
(ii) Dates of the corporate authorisations for issuance of the Notes:	Resolution of the Board of Directors of the Issuer dated 16 May 2006
14 Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15 **Fixed Rate Note Provisions**	Not Applicable
16 **Floating Rate Note Provisions**	Applicable
(i) Interest Period(s):	Not Applicable
(ii) Specified Interest Payment Dates:	25 February, 25 May, 25 August and 25 November from and including 25 November 2006 to and including the Maturity Date
(iii) Business Day Convention:	Modified Following Business Day Convention
(iv) Business Centre(s):	New York and TARGET
(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(vii) Screen Rate Determination: (Condition 5(b)(iii)(B))	Applicable
– Relevant Time:	11:00 a.m. (London time)
– Interest Determination Date:	The day falling two (2) London Business Days prior to the first day in each Interest Accrual Period
– Primary Source for Floating Rate:	Reuters Page LIBOR01

– Reference Banks (if Primary Source is **"Reference Banks"**):	Not Applicable
– Relevant Financial Centre:	London
– Benchmark:	USD LIBOR
– Representative Amount:	Not Applicable
– Effective Date:	Not Applicable
– Specified Duration:	3 months
(viii) ISDA Determination:	Not Applicable
(ix) Margin(s):	-0.02 per cent per annum
(x) Minimum Rate of Interest:	Not Applicable
(xi) Maximum Rate of Interest:	Not Applicable
(xii) Day Count Fraction: (Condition 5(h))	Actual/360
(xiii) Rate Multiplier:	Not Applicable
(ix) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
17 **Zero Coupon Note Provisions**	Not Applicable
18 **Index-Linked Interest Note/other variable-linked interest Note Provisions**	Not Applicable
19 **Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20 **Redemption at the Option of the Issuer (Call Option)**	Not Applicable
21 **Redemption at the Option of Noteholders (Put Option)**	Not Applicable
22 **Final Redemption Amount of each Note**	USD 100,000 per Note of USD 100,000 specified denomination
23 **Early Redemption Amount**	
(i) Early Redemption Amount(s) of each Note payable on redemption for	USD 100,000 per Note of USD 100,000 specified denomination

	taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
(ii)	Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b))	No
(iii)	Unmatured Coupons to become void upon early redemption	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24	Form of Notes: New Global Note:	Bearer Notes No Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
25	Financial Centre(s) or other special provisions relating to Payment Dates:	Not Applicable
26	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	Not Applicable
27	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
28	Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made:	Not Applicable
29	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

30	Consolidation provisions:	Not Applicable
31	Applicable tax regime:	Conditions 8(b) and 8(c) apply and the Notes are issued (or deemed issued) outside France
32	Other final terms:	Not Applicable

DISTRIBUTION

33	(i) If syndicated, names of Managers (specifying Lead Manager):	Not Applicable
	(ii) Date of Subscription Agreeement (if any):	Not Applicable
	(iii) Stabilising Manager(s) (if any):	Not Applicable
34	If non-syndicated, name of Dealer:	Lehman Brothers International (Europe)
35	Total commission and concession:	Not Applicable
36	Additional selling restrictions:	Not Applicable

POST ISSUANCE INFORMATION

The Issuer does not intend to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

PART B – Other Information

1.	**RISK FACTORS**	Not Applicable
2.	**LISTING**	
	(i) Listing:	Luxembourg
	(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 25 August 2006.
	(iii) Estimate of total expenses related to admission to trading:	EUR 1,390
3.	**RATINGS**	
		Not Applicable

4. NOTIFICATION

Not Applicable

5. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

6. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	As set out in the section headed "Use of Proceeds" in the Base Prospectus
(ii) Estimated net proceeds:	USD 200,000,000
(iii) Estimated total expenses:	Not Applicable

7. OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility	No
ISIN Code:	XS0264968966
Common Code:	026496896
Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Press releases issued by Crédit Agricole

Through August 31, 2006

Please see attached.

PIRELLI RE CALYON CORPORATE AND INVESTMENT BANK

Press release

- **CALYON (67%) AND PIRELLI RE (33%) SET UP JOINT VENTURE TO INVEST IN NON PERFORMING LOANS IN EUROPE: ITALY, GERMANY, AND POLAND THE MAIN MARKETS**

- **BINDING AGREEMENT SIGNED FOR THE ACQUISITION OF FIVE NPL PORTFOLIOS FROM PREVIOUS JV PIRELLI RE/MORGAN STANLEY REAL ESTATE FUNDS (MSREF)**

- **NPLs UNDER MANAGEMENT BY THE NEW JV AMOUNT TO APPROXIMATELY € 3 BN (GROSS BOOK VALUE)**

- **PIRELLI RE WILL ACQUIRE 53% OF CREDIT SERVICING AND 25% OF ASSET MANAGEMENT NPL, THEN OWNING 100% OF THE TWO COMPANIES DEDICATED TO NPLs SERVICING AND MANAGEMENT**

Milan, 3rd August 2006 – Pirelli RE, a leading player in the Italian real estate market, and Calyon, the Corporate and Investment Bank of the Crédit Agricole Group, have signed a binding agreement to form a **joint venture** that will invest in **non performing loans** in **Europe**. Under the agreement non performing loan portfolios will be acquired, in which Pirelli RE, consistent with its business model, is to hold a 33% interest and Calyon 67%.

The newly signed joint venture, which combines the experience of Pirelli RE in handling non performing loans in Italy with the international financial skills of Calyon, aims to become a leader in Europe, where growth potential is high – especially in **Italy**, in **Germany**, considered the biggest market based on the value of NPLs held by its banks (about EUR 300 billion by Ernst & Young estimates), and in **Poland**, where Pirelli RE has already created a platform for real-estate services and investments with Bank Pekao.

Concurrently the joint venture by Pirelli RE (25%) and Morgan Stanley Real Estate Funds (75%), established in August 2004 to invest in NPLs in the Italian market, has been wound up; the US investment bank remains a strategic partner of Pirelli RE in the office business.
The new joint venture has undertaken to acquire **100%** of **five non performing loan portfolios** held since November 2004 by the Pirelli RE/MSREF JV through special securitisation vehicles, with a **residual gross book value** of **about EUR 2.6 billion** (as at 31st December 2005). The overall purchase price is **EUR 918.5 million.**

Previous investments undertaken jointly by Pirelli RE and Calyon will also come under the umbrella of their newly signed joint venture, including the non performing loan portfolio recently acquired from Banco Popolare di Verona e Novara. NPLs under management will then amount to approximately EUR 3 billion (gross book value).

Following the formation of this new strategic partnership, Pirelli RE will buy from Morgan Stanley Real Estate Funds **53%** of **Credit Servicing S.p.A.**, in which already it holds 47%, and 25% of Asset Management NPL S.r.l, in which it holds 75%. Born at the beginning of 2006 from the merger of Servizi Immobiliari Banche S.p.A. (SIB) and Pirelli RE Credit Servicing S.p.A., **Credit Servicing S.p.A.** handles the recovery, both through the courts and otherwise, of loans secured on properties and boasts a nationwide presence that has depth and some 300 experts in the field. It was recently ranked as "above average" by the rating agency Standard and Poor's and shall continue to deal with future portfolios acquired in Italy by the Pirelli RE/Calyon joint venture and to pursue its business as a service provider to third-party customers.
Abroad, the agreements that have been signed provide for the **development of management platforms** in which Pirelli RE shall have a minimum 67% majority holding, in order to manage NPL portfolios in which Calyon will hold a 67% interest and Pirelli RE 33%.

It is expected that the operation shall be finalised by the end of November, subject to the approval of the Italian competition and market regulator and the trustees of the existing securitisation arrangements.

Bonelli Erede Pappalardo acted as the legal advisor to Pirelli RE; Calyon was advised by Clifford Chance.

Per further information:

Pirelli RE Press Office: Tel. +39/02/8535.4270
Investor Relations, Pirelli RE: Tel. +39/02/8535.4057
www.pirellire.com

Calyon Press Office: Tel. + 33 1 41 89 30 44 / + 33 1 41 89 66 54
www.calyon.com

Notes to the Editors:

About Pirelli:
Pirelli RE has become one of the most important players in the Italian real estate market, thanks to a very innovative business model and high professional standards. Pirelli RE is a management company which manages funds and special purpose vehicles owner of real estate and non performing loans portfolios, investing through minority stakes (fund and asset management activity) and providing these and other clients with a full range of real

estate specialist services (service provider activity), both directly and with the franchising distribution network.
The Group, with assets under management of about 13 billion euro, has started its foreign expansion in Central and Eastern Europe, investing in Austria, Germany and Poland.

About Calyon:
Calyon is the Corporate and Investment Bank of the Crédit Agricole Group, combining the businesses of Crédit Agricole Indosuez and Crédit Lyonnais' Corporate and Investment Banking division.
Backed by Crédit Agricole S.A.'s credit ratings and financial solidity, Calyon is positioned as a major player in financial markets and among Europe's leading corporate and investment banks by revenues.
With a staff of 13,000 employees in 55 countries, Calyon offers its large corporate and financial institution clients increased investment capacity in the world's financial markets.
Calyon's activities are organised into two major divisions, Capital Markets, Brokerage and Investment Banking and the Financing division.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. successfully completes the public offer for Emporiki Bank S.A. and reaches 71.97% shareholding

A major step in Crédit Agricole S.A.'s international development

Paris 9 August 2006: Crédit Agricole S.A. today announced that its public cash offer to the shareholders in Emporiki Bank of Greece S.A. ("Emporiki") to tender shares in Emporiki to Crédit Agricole S.A. has been successful. Upon settlement of the transfers, Crédit Agricole S.A.'s total ownership will reach 71.97% of Emporiki's share capital.

- 1,300 shareholders of Emporiki that hold a total of 69,574,826 shares have accepted the offer at the close on 7 August 2006, representing approximately 52.55% of the Emporiki share capital

- Together with Crédit Agricole S.A.'s direct shareholding of 25,702,456 shares (which includes 14,002,359 shares purchased in the market from the announcement of the offer until today), representing 19.41% of Emporiki's share capital, Crédit Agricole S.A. will reach upon settlement of the transfers 71.97% of Emporiki's share capital

- The completion of the off-the-exchange transfer and the settlement of Emporiki shares duly tendered by August 7, 2006 is expected to occur on 16 August 2006

- The Bank of Greece has approved the acquisition by Crédit Agricole S.A. of control of Emporiki, in accordance with L. 2076/1992

- The offer was notified, under the simplified procedure, to the European Commission, which is expected to issue its decision at the latest on 21 August 2006

René Carron, chairman, Crédit Agricole S.A. said *"I am delighted at the success of the offer for Emporiki and want to express my appreciation in the confidence the Greek government and all other shareholders have shown us by tendering their shares to the offer. This transaction marks a major step in our international strategy and will contribute to our objective to increase our net banking income from non-French operations. We very much look forward to strengthening the bank in Greece and in the region to the benefit of Emporiki's activities, customers and employees."*

Georges Pauget, chief executive, Crédit Agricole S.A. said *"strategically this acquisition is a perfect fit for us, it allows us to extend our geographical footprint and gives us access to a growing market in a rapidly expanding region. It also meets all our financial acquisition criteria. We will now focus on developing Emporiki's operating procedures, including risk*

Media contacts

Crédit Agricole S.A.
Alain Berry ☎ +33 (0)1 43 23 59 44
M: Communications
Louise Tingström ☎ +44 (0) 789 906 6995

management, marketing and customer facing activities as well as employee relations and training in line with Crédit Agricole S.A. best practice".

Advisor

Morgan Stanley & Co. Limited acted as financial advisor to Crédit Agricole S.A. in connection with the offer.

For further information, please contact:

Crédit Agricole S.A. media contacts
Alain Berry
Tel: +33(0) 1 43 23 59 44
alain.berry@credit-agricole-sa.fr

M: Communications
Louise Tingström
Tel: +44 (0) 20 7153 1537
Mob: +44 (0) 789 906 6995
tingstrom@mcomgroup.com

Crédit Agricole S.A. IR contacts
Denis Kleiber
Tel: +33 (0) 1 43 23 45 93
denis.kleiber@credit-agricole-sa.fr

About Crédit Agricole S.A.

Crédit Agricole, a unified and decentralised group.

Crédit Agricole is the largest banking organisation in France with a presence across the entire spectrum of banking and finance activities. It is the European leader in terms of domestic market position and ranks number two in Europe and number fifth in the world in terms of capital.

Crédit Agricole S.A. is responsible for ensuring a consistent development strategy and financial unity throughout the Crédit Agricole group. Crédit Agricole pursues a strategy of sustainable, profitable growth through a unified approach between the Regional Banks and the Group's specialist business line subsidiaries.

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A. receives clearance from the European Commission for the acquisition of control of Emporiki Bank of Greece S.A.

Paris 16 August 2006: Crédit Agricole S.A. today announced that it has received clearance from the European Commission for the acquisition of control of Emporiki Bank of Greece S.A. ("**Emporiki**").

The public offer to the shareholders of Emporiki was notified, under the simplified procedure, to the European Commission, which issued its decision on 11 August 2006. Following the examination of the notification received on 13 July 2006, the European Commission has concluded that the transaction falls within the scope of Council Regulation (EC) 139/2004, and paragraph 5, subparagraph c, of the Commission Notice on simplified procedure on certain concentrations. The European Commission has thus decided to declare it compatible with the common market and the EEA Agreement in accordance with Article 6(1)(b) of Council Regulation (EC) 139/2004.

The Bank of Greece has already approved the acquisition by Crédit Agricole S.A. of control of Emporiki, in accordance with L. 2076/1992.

The completion of the off-the-exchange transfer and the settlement of Emporiki shares duly tendered by 7 August 2006 took place on 16 August 2006.

For further information, please contact:

Crédit Agricole S.A. media contacts
Alain Berry
Tel: +33(0) 1 43 23 59 44
alain.berry@credit-agricole-sa.fr

M: Communications
Louise Tingström
Tel: +44 (0) 20 7153 1537
Mob: +44 (0) 789 906 6995
tingstrom@mcomgroup.com

Crédit Agricole S.A. IR contact
Denis Kleiber
Tél : +33 (0)1 43 23 45 93
denis.kleiber@credit-agricole-sa.fr

Media contacts

Crédit Agricole S.A.
Alain Berry ☎ +33 (0)1 43 23 59 44
M: Communications
Louise Tingström ☎ +44 (0) 789 906 6995

About Crédit Agricole S.A.

Crédit Agricole, a unified and decentralised group.

Crédit Agricole is the largest banking organisation in France with a presence across the entire spectrum of banking and finance activities. It is the European leader in terms of domestic market position and ranks number two in Europe and number fifth in the world in terms of capital.

Crédit Agricole S.A. is responsible for ensuring a consistent development strategy and financial unity throughout the Crédit Agricole group. Crédit Agricole pursues a strategy of sustainable, profitable growth through a unified approach between the Regional Banks and the Group's specialist business line subsidiaries.

Media contacts

Crédit Agricole S.A.
Alain Berry ☎ +33 (0)1 43 23 59 44
M: Communications
Louise Tingström ☎ +44 (0) 789 906 6995

CRÉDIT AGRICOLE S.A.

Crédit Agricole SA – Banca Intesa

Paris, 25 August 2006: Credit Agricole SA, the largest shareholder of Banca Intesa, welcomes the opening of formal discussions between Intesa and San Paolo Imi regarding a potential combination.

Credit Agricole will, within the framework and according to the provisions of the Intesa shareholder pact, carefully examine all the details of the project to assess its full merits for all stakeholders, and will then on this basis make a decision on the proposed transaction.

For further information, please contact:

Crédit Agricole S.A. media contacts
Alain Berry
Tel: +33(0) 1 43 23 59 44
alain.berry@credit-agricole-sa.fr

M: Communications
Louise Tingström
Tel: +44(0) 20 7153 1537
Mob: +44 (0) 789 906 6995
tingstrom@mcomgroup.com

Crédit Agricole S.A. IR contacts
Denis Kleiber
Tel: +33(0) 1 43 23 45 93
denis.kleiber@credit-agricole-sa.fr

Philippe Poeydomenge de Bettignies
Tel: +33(0) 1 43 23 23 81
philippe.poeydomengedebettignies@credit-agricole-sa.fr

CRÉDIT AGRICOLE S.A.

Crédit Agricole SA – Banca Intesa

Paris, 26 August 2006: Credit Agricole SA today announced that at a meeting of the of the members of the Intesa shareholder pact it has approved the outline of the merger project between Banca Intesa and SanPaolo IMI regarding a potential combination.

Credit Agricole's approval of the final project will be subject to reaching an agreement which safeguards and enhances the value of Credit Agricole's strategic interests in the Italian market, within the framework of the creation of the new combination.

This position has been shared with the members of the shareholder pact who have acknowledged it and endorsed a process to identify the most appropriate solutions.

For further information, please contact:

Crédit Agricole S.A. media contacts
Alain Berry
Tel: +33(0) 1 43 23 59 44
alain.berry@credit-agricole-sa.fr

M: Communications
Louise Tingström
Tel: +44(0) 20 7153 1537
Mob: +44 (0) 789 906 6995
tingstrom@mcomgroup.com

Crédit Agricole S.A. IR contacts
Denis Kleiber
Tel: +33(0) 1 43 23 45 93
denis.kleiber@credit-agricole-sa.fr

Philippe Poeydomenge de Bettignies
Tel: +33(0) 1 43 23 23 81
philippe.poeydomengedebettignies@credit-agricole-sa.fr

Media contacts

Crédit Agricole S.A.
Alain Berry ☎ +33 (0)1 43 23 59 44
M: Communications
Louise Tingström ☎ +44 (0) 789 906 6995

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2A

AMF publication listing declaration by Crédit Agricole

regarding transactions in its own shares

July 31, 2006

Please see attached English language translation.

Exhibit 3.2A

English translation from French

Crédit Agricole S.A. AMF Notice published July 31, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS ON ITS OWN SHARES ON 07/31/2006

date of transaction	number of shares	weighted average price	amount
07/31/2006	1,523	31.63	48,172.49

Exhibit 3.2B

AMF publication listing declaration by Crédit Agricole
regarding transactions in its own shares
August 22, 2006

Please see attached English language translation.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.2B

English translation from French

Crédit Agricole S.A. AMF Notice published August 22, 2006

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS ON ITS OWN SHARES FROM 08/16/2006 TO 08/22/2006

date of transaction	number of shares	weighted average price	amount
08/16/2006	2,222	32.80	72,881.60
08/16/2006	2,344	32.80	76,883.20
08/21/2006	8,437	32.77	276,480.49
08/22/2006	468	32.79	15,345.72
TOTAL	**13,471**	**32.78**	**441,591.01**